SECURITIES  AND EXCHANGE  COMMISSION Washington,  D. C. 20549
SCHEDULE 13G under the Securities Exchange Act of 1934 (Amendment No. 3 ).

                    MAPICS, Inc.
__________________________________________________________
                      (Name of Issuer)

                    Common Capital Stock
__________________________________________________________
                (Title of Class of Securities)

                         564910107
__________________________________________________________
                           (CUSIP)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 564910107
_____________________________________________________________________

1)      Names of Reporting Persons  I.R.S. Identification Nos. of Above

          Persons: The Kaufmann Fund, Inc. TIN # 13-2605091

2)      Check the Appropriate Box if a Member of a Group

          (a)

          (b)


3)      SEC Use Only:_______________________________


4)      Citizenship or Place of Organization: United States


        Number of       (5) Sole Voting Power: 1,010,000 shs:
        Shares Bene-
        ficially        (6) Shared Voting Power: N/A
        Owned by
        Each Report-    (7) Sole Dispositive Power: 1,010,000 shs
        ing Person
        With            (8) Shared Dispositive Power: N/A


9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,010,000 shs

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:



11)  Percent of Class Represented by Amount in Row 9: 5.46 %


12)  Type of Reporting Person (See Instructions): IV

                                Item 1(a)

Name of Issuer:MAPICS, Inc.
Item l(b)
Address of Issuer's Principal Executive Office:5775D Glenridge Drive .
                                   Suite 100  Atlanta, GA 30328
                                Item 2(a)
Name of Person Filing: The Kaufmann Fund, Inc.

                                Item 2(b)

Address of Principal Business Office or, if none, Residence: 140 E. 45th Street, 43rd Floor, New York, NY 10017

                                Item 2(c)

Citizenship: United States

                                Item 2(d)

Title of Class of Securities: Common Capital Stock

                                Item 2(e)

CUSIP Number: 486250103
                                Item 3

If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b), check whether the person filing is a:

        (a)     ____Broker of Dealer registered under Section 15 of the Act.
        (b)     ____Bank as defined in section 3(a)(6) of the Act.
        (c)     ____Insurance Company as defined in section 3(a)(19) of the Act.
        (d)     _X__Investment Company registered under section 8 of the
                    Investment Company Act.
        (e)     ____Investment Adviser registered under section 203 of
                    the Investment Advisers Act of 1940.
`       (f)     ____Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
                    Security Act of 1974 or Endowment Fund; see Section 240.13d-l(b)(1)(ii)(F).
        (g)     ____Parent Holding Company in accordance with Section
                    240.13d-l(b)(ii)(G) (Note: See Item 7).
        (h)     ____Group, in accordance with Section 240-13d-l(b)(1)(ii)(H).

                                 Item 4

Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)     Amount Beneficially Owned: 1,010,000 shs

(b)     Percent of Class: 5.46 %

(c)     Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote: 1,010,000 shs
          (ii)  shared power to vote or to direct the vote :N/A
          (iii) sole power to dispose or to direct the disposition of: 1,010,000 shs
          (iv) shared power to dispose or to direct the disposition of: N/A
Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

                                 Item 5

Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

                                 Item 6
Ownership of More than Five Percent on Behalf of Another Person.  N/A



                                 Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

                                 Item 8

Identification and Classification of Members of the Group.  N/A

                                 Item 9

Notice of Dissolution of Group.  N/A

                                 Item 10

Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in an transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:February 17, 1998

Signature__________________________

             ANTHONY W. TOOGOOD
             __________________
                    Name

               Vice-President
             __________________
                    Title